UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Via Renewables, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92556D 304

(CUSIP Number)

Barbara Clay

12140 Wickchester Ln., Ste 100

Houston, Texas 77079

(713) 600-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2023*

(Date of Event which Requires Filing of this Statement)

* See Item 3

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 92556D 304  Page 2 of 15

1.	Names Of Reporting Persons. W. Keith Maxwell III
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 755,798
	8.	Shared Voting Power 4,000,000*
	9.	Sole Dispositive Power 755,798
	10.	Shared Dispositive Power 4,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,755,798*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.8%*†
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
†	Percentage based on outstanding shares as of May 18, 2023 provided by Issuer.

CUSIP No. 92556D 304  Page 3 of 15

1.	Names Of Reporting Persons. TxEx Energy Investments, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,000,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.3%*†
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
†	Percentage based on outstanding shares as of May 18, 2023 provided by Issuer.

CUSIP No. 92556D 304  Page 4 of 15

1.	Names Of Reporting Persons. Retailco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,945,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,945,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.6%*†
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
†	Percentage based on outstanding shares as of May 18, 2023 provided by Issuer.

CUSIP No. 92556D 304  Page 5 of 15

1.	Names Of Reporting Persons. Electric Holdco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **†
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.
†	Percentage based on outstanding shares as of May 18, 2023 provided by Issuer.

CUSIP No. 92556D 304  Page 6 of 15

1.	Names Of Reporting Persons. NuDevco Retail Holdings, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **†
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.
†	Percentage based on outstanding shares as of May 18, 2023 provided by Issuer.

CUSIP No. 92556D 304  Page 7 of 15

1.	Names Of Reporting Persons. NuDevco Retail, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **†
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.
†	Percentage based on outstanding shares as of May 18, 2023 provided by Issuer.

CUSIP No. 92556D 304  Page 8 of 15

Amendment No. 7 to Schedule 13D

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on August 8, 2014, as amended by Amendment No. 1 thereto filed on April 8, 2016 (“Amendment No. 1”), Amendment No. 2 thereto filed on August 25, 2016 (“Amendment No. 2”), Amendment No. 3 thereto filed on November 17, 2016 (“Amendment No. 3”), Amendment No. 4 thereto filed on December 5, 2016 (“Amendment No. 4”), Amendment No. 5 thereto filed on April 4, 2019 (“Amendment No. 5”) and Amendment No. 6 thereto filed on July 28, 2021 (“Amendment No. 6” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, and amending the Schedule 13D as filed on August 8, 2014, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (defined below) of the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Via Renewables, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

On March 20, 2023, Issuer consummated a reverse stock split of Issuer’s Class A Common Stock and Class B Common Stock (as defined below) at a ratio of 1 for 5 for each issued and outstanding share of Class A Common Stock and Class B Common Stock as of March 21, 2023 at 5:30 PM ET (the “Reverse Stock Split”). The Class A Common Stock began trading on a post-split basis on March 22, 2023 under the new CUSIP number 92556D304. No fractional shares were issued as a result of the Reverse Stock Split and it did not impact the par value of the Class A Common Stock or Class B Common Stock. Any fractional shares that would otherwise have resulted from the Reverse Stock Split were rounded up to the next whole number. All share totals for Class A Common Stock and Class B Common Stock contained herein have been presented to reflect the effect of the Reverse Stock Split effective March 21, 2023.

This Amendment is being filed to voluntarily update the Schedule 13D for the acquisition of additional shares of Class A Common Stock of the Issuer due to the vesting of restricted stock units and other immaterial transactions since the filing of Amendment No. 6.

Information in this Amendment is presented as of May 18, 2023.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at 12140 Wickchester Ln., Ste 100, Houston, Texas 77079.

Pursuant to the Third Amended and Restated Limited Liability Company Agreement of Spark HoldCo, LLC, dated March 15, 2017, as amended by Amendment No. 1 thereto, dated as of January 26, 2018 and Amendment No. 2 thereto, dated as of March 30, 2020 (as amended, the “Spark HoldCo LLC Agreement”), by and among the Issuer, Spark HoldCo, LLC, a Delaware limited liability company (“Spark HoldCo”), Retailco, LLC, a Texas limited liability company (“Retailco”) and NuDevco Retail, LLC, a Texas limited liability company (“NuDevco Retail”), each holder of a unit of Spark HoldCo (the “Spark HoldCo Units”) has the right to exchange Spark HoldCo Units (and a corresponding number of shares of the Issuer’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”)) for Class A Common Stock (or cash at the Issuer’s or Spark HoldCo’s election) at an exchange ratio of one share of Class A Common Stock for each Spark HoldCo Unit (and corresponding share of Class B Common Stock) exchanged. Accordingly, and unless otherwise noted, the information in this Schedule 13D is presented as if all Class B Common Stock has been converted into Class A Common Stock on a one for one basis.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed jointly by: (i) W. Keith Maxwell III (“Individual Filer”), (ii) TxEx Energy Investments, LLC, a Texas limited liability company (“TxEx”), (iii) Retailco, (iv) Electric Holdco, LLC, a Texas limited liability company (“Electric Holdco”), (v) NuDevco Retail Holdings, LLC, a Texas limited liability company (“NuDevco Retail Holdings”), and (vi) NuDevco Retail. TxEx, Retailco, Electric Holdco, NuDevco Retail Holdings, and NuDevco Retail are collectively referred to as the “Reporting Entities.” The Individual Filer and the Reporting Entities are collectively referred to as the “Reporting Persons.”

CUSIP No. 92556D 304  Page 9 of 15

The Individual Filer is the sole member of TxEx. TxEx is the sole member of Retailco and Electric Holdco. Electric Holdco is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail.

The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of November 17, 2016, a copy of which is incorporated by reference as Exhibit 9.

(b), (c) Information with respect to the Individual Filer, including business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted is listed on Schedule I, which is attached hereto and is incorporated in this Item 2 by reference. Information with respect to the Reporting Entities, including principal business, the address of the principal office and certain information with respect to the executive officers of each such entity is listed on Schedule II, which is attached hereto and incorporated in this Item 2 by reference.

(d) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Individual Filer is a United States citizen. Each of the Reporting Entities is a limited liability company organized under the laws of the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following at the end of the paragraph:

From the filing of Amendment No. 6 on July 28, 2021 through May 17, 2023, the Individual Filer directly purchased 16,000 shares of Class A Common Stock in multiple transactions on the open market using personal funds.

On May 18, 2022, the Individual Filer received 33,198 shares of Class A Common Stock through vesting of restricted stock units (9,548 shares of Class A Common Stock were simultaneously withheld at the settlement of the restricted stock units to satisfy tax withholding obligations).

On June 14, 2022, the Individual Filer donated 1,300 shares of Class A Common Stock through a bona fide gift.

On May 18, 2023, the Individual Filer received 36,768 shares of Class A Common Stock through vesting of restricted stock units (14,720 shares of Class A Common Stock were simultaneously withheld at the settlement of the restricted stock units to satisfy tax withholding obligations).

The transactions reported above (net of simultaneous withholding described above) for the period of time beginning after the filing of Amendment No. 6 on July 28, 2021 through May 18, 2023 did not result in either an acquisition or disposition of beneficial ownership of an amount equal to one percent or more of the Class A Common Stock (calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock), but the Reporting Persons have elected to file this Amendment as a voluntary update in order to provide more current information on the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The acquisitions of Class A Common Stock in open market purchases were undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through their voting rights with respect to their shares of Class A Common Stock and Class B Common Stock and through the Individual Filer’s position as Chairman of the Board of Directors and Chief Executive Officer.

CUSIP No. 92556D 304  Page 10 of 15

As described in Item 6 below, subject to the terms of the Spark HoldCo LLC Agreement, the Spark HoldCo Units (together with a corresponding number of shares of Class B Common Stock) may be exchanged, at any time and from time to time, for Class A Common Stock (or cash at the Issuer or Spark HoldCo’s election) at an exchange ratio of one share of Class A Common Stock for each Spark HoldCo Unit (and corresponding share of Class B Common Stock).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Class A Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer or seek exchange of the Class B Common Stock and Spark HoldCo Units into Class A Common Stock.

On August 5, 2022, the Issuer filed a registration statement with respect to the offer and sale from time to time, by the Individual Filer, NuDevco Retail and Retailco of shares of Class A Common Stock held by them. The registration statement was declared effective on August 15, 2022 (the “Registration Statement”). The Individual Filer, NuDevco Retail and Retailco may sell shares of Class A Common Stock in the future under the Registration Statement, depending upon general stock market conditions, economic conditions and other factors.

As part of the Issuer’s growth strategy, it may engage in transactions with the Reporting Entities and other entities affiliated with the Individual Filer. Such transactions may involve the issuance of Class A Common Stock, Class B Common Stock or securities convertible or exchangeable into Class A Common Stock or Class B Common Stock to the Reporting Entities or other entities affiliated with the Individual Filer.

The portion of the Class A Common Stock acquired by the Individual Filer through the vesting of restricted stock units was employee compensation issued to the Individual Filer under the Issuer’s incentive plan. The Issuer’s incentive plan provides for grants of cash payments, stock options, stock appreciation rights, restricted stock or units, bonus stock, dividend equivalents, and other stock-based awards. The Individual Filer may in the future receive additional awards under the Incentive Plan.

Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) To the best knowledge of the Reporting Persons, as of May 18, 2023, there were 3,231,134 shares of Class A Common Stock outstanding and 4,000,000 shares of Class B Common Stock outstanding. The Individual Filer is the sole member of TxEx. TxEx is the sole member of Retailco and Electric Holdco. Electric Holdco is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail. Accordingly, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, and for purposes of qualifying the Issuer as a “controlled company” pursuant to the rules of the NASDAQ.

As a group, the Reporting Persons beneficially own in the aggregate 4,755,798 shares of Class A Common Stock (assuming exchange of the 4,000,000 shares of Class B Common Stock and corresponding Spark HoldCo Units for Class A Common Stock on a one-for-one basis as described in Item 6 below), representing 65.8% of the total outstanding shares of Class A Common Stock on an as-converted basis. Individually, the aggregate number and percentage of the Class A Common Stock beneficially owned (assuming an exchange of the shares of Class B Common Stock and corresponding Spark HoldCo Units for Class A Common Stock on a one-for-one basis as described in Item 6 below) by the Reporting Persons include: (1) 4,755,798 shares of Class A Common Stock beneficially owned by the Individual Filer, representing 65.8% of the outstanding Class A Common Stock, (2) 4,000,000 shares of Class A Common Stock beneficially owned by TxEx, representing 55.3% of the outstanding Class A Common Stock, (3) 3,945,000 shares of Class A Common Stock beneficially owned by Retailco, representing 54.6% of the outstanding Class A Common Stock, (4) 55,000 shares of Class A Common Stock beneficially owned by Electric Holdco, representing less than 1% of the outstanding Class A Common Stock, (5) 55,000 shares of Class A Common Stock beneficially owned by NuDevco Retail Holdings, representing less than 1% of the outstanding Class A Common Stock, and (6) 55,000 shares of Class A Common Stock beneficially owned by NuDevco Retail, representing less than 1% of the outstanding Class A Common Stock.

CUSIP No. 92556D 304  Page 11 of 15

(b) The Individual Filer has sole voting power and sole dispositive power over 755,798 shares of Class A Common Stock and has shared voting power and shared dispositive power over 4,000,000 shares of Class A Common Stock (assuming exchange). TxEx does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 4,000,000 shares of Class A Common Stock (assuming exchange). Retailco does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 3,945,000 shares of Class A Common Stock (assuming exchange). Electric Holdco does not have sole voting or sole dispositive power of any shares of Class A Common Stock and has shared voting power and shared dispositive power over 55,000 shares of Class A Common Stock (assuming exchange). NuDevco Retail Holdings does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 55,000 shares of Class A Common Stock (assuming exchange). NuDevco Retail does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 55,000 shares of Class A Common Stock (assuming exchange).

(c) During the past sixty days, none of the Reporting Persons has effected any transaction involving the Class A Common Stock. On May 18, 2023, the Individual Filer received a grant of 59,454 additional restricted stock units, and holds a total of 78,089 restricted stock units as of May 18, 2023. Each restricted stock unit represents a right to receive, upon vesting, one share of Class A Common Stock, cash, or a combination of both. Each restricted stock unit includes tandem dividend equivalent rights that will vest on the same schedule as the underlying restricted stock units. The restricted stock units do not have voting rights, cannot be transferred, and are subject to forfeiture until vesting.

(d) Except as listed in Item 5(a), to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 92556D 304  Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

5/23/2023	/s/ W. Keith Maxwell III
W. Keith Maxwell III

5/23/2023	/s/ TxEx Energy Investments, LLC, by W. Keith Maxwell III

5/23/2023	/s/ Retailco, LLC, by W. Keith Maxwell III

5/23/2023	/s/ Electric Holdco, LLC, by W. Keith Maxwell III

5/23/2023	/s/ NuDevco Retail Holdings, LLC, by W. Keith Maxwell III

5/23/2023	/s/ NuDevco Retail, LLC, by W. Keith Maxwell III

CUSIP No. 92556D 304  Page 13 of 15

SCHEDULE I

The business address of the Individual Filer is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment and the name, principal business and address of any other organization in which such employment is conduct is listed below.

Entity Name and Principal Business	Present Principal Occupation or Employment
TxEx Energy Investments, LLC, a holding company (1)	President and Chief Executive Officer
Retailco, LLC, a holding company (1)	President and Chief Executive Officer
Electric Holdco, LLC, a holding company (1)	President and Chief Executive Officer
NuDevco Retail Holdings, LLC, a holding company (1)	President and Chief Executive Officer
NuDevco Retail, LLC, a holding company (1)	President and Chief Executive Officer
Via Renewables, Inc., a retail energy provider (1)	Chief Executive Officer, Chairman of the Board of Directors, Director

_____________

(1)	The entity’s business address is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079.

CUSIP No. 92556D 304  Page 14 of 15

SCHEDULE II

Each of the Reporting Entities is a holding company with its principal offices located at 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment of each of the executive officers of each such entity is set forth below.

TxEx Energy Investments, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Gary Lancaster	Executive Vice President and General Counsel	(1)	United States

Retailco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Gary Lancaster	Executive Vice President and General Counsel	(1)	United States

Electric Holdco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Gary Lancaster	Executive Vice President and General Counsel	(1)	United States

NuDevco Retail Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Gary Lancaster	Executive Vice President and General Counsel	(1)	United States

CUSIP No. 92556D 304  Page 15 of 15

NuDevco Retail, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Chief Executive Officer	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Gary Lancaster	Executive Vice President and General Counsel	(1)	United States

(1)	12140 Wickchester Ln., Ste 100, Houston, Texas 77079.